Exhibit 2

11100 Santa Monica Blvd., Suite 800 Los Angeles, CA 90025 Tel: (818) 884-3737 www.brileyfin.com

March 9, 2022

Mr. Robert DeVincenzi

Interim Chief Executive Officer, Lead Director

Lazydays Holdings, Inc.

6130 Lazy Days Blvd,

Seffner, Florida 33584

Re: Proposal to Acquire Lazydays Holdings Inc.

Dear Mr. DeVincenzi:

This non-binding letter (this “Letter”) is intended to summarize the principal terms of a proposal by B. Riley Financial, Inc. or a subsidiary thereof (“we”, “us” or “Buyer”) regarding its possible acquisition of Lazydays Holdings, Inc. (the “Company”). The possible acquisition of the outstanding capital stock of the Company is referred to as the “Transaction” and Buyer and the Company are referred to collectively as the “Parties.”

As you know, we are one of the Company’s largest investors holding over one million shares of common stock. First, we want to thank you for initially meeting with us in January and for taking the time to hear our thoughts on the Company’s direction soon after the resignation of the Company’s longtime CEO and Chairman. We have also had constructive conversations with other board members. We acknowledge and support recent increases to the share buyback program, but note that the market continues to discount Company’s ability to grow. After significant analysis and diligence based on publicly available information, we have concluded that the Company would be better served away from the glare of the public markets in an environment where the necessary investments in growth can be made without market fixation on short-term results. We are proposing a take-private transaction at a healthy premium to the current share price.

At the end of 2021,we reported $280m in cash, $762m of EBITDA, and an investment portfolio of over $2.5 billion. We have grown our equity value from a price of $5 per share when we went public in 2014 to over $60 per share today. Additionally, we have paid approximately $19 per common share in cash dividends over that period. We have also taken multiple public companies private, including National Holdings, FBR & Co., United Online, and MagicJack. Each of our subsidiaries and dozens of companies in which we have held minority stakes have greatly benefited from our stewardship and we would expect to have the same result with the Company.

www.brileyfin.com | NASDAQ: RILY	1

Lazydays Holdings, Inc.	March 9, 2022

This letter is addressed in confidence to Mr. DeVincenzi, but we plan to file it as an exhibit to our Schedule 13D filing with the SEC. Please see below for a summary of key proposed terms:

1. Purchase Price.

(a) Subject to the satisfaction of the conditions described in this Letter, at the closing of the Transaction, Buyer would acquire all of the outstanding shares of capital stock of the Company (the “Shares”), free and clear of all encumbrances, at the purchase price set forth in Section 1(b), including, for the avoidance of doubt, the outstanding shares of the Series A Convertible Preferred on an as converted basis.

(b) The purchase price would be $25.00 per Share (the “Purchase Price”) payable in cash.

2. Proposed Definitive Agreement. As soon as reasonably practicable, the Parties will commence to negotiate a definitive merger agreement (the “Definitive Agreement”) to be drafted by Buyer’s counsel. The Definitive Agreement would include the terms summarized in this Letter and such other representations, warranties, conditions, covenants and other terms that are customary for transactions of this kind and are not inconsistent with this Letter.

3. Conditions. Buyer’s obligation to close the proposed Transaction will be subject to customary conditions, including:

(a) Buyer’s satisfactory completion of due diligence;

(b) the Parties’ execution of the Definitive Agreement and the ancillary agreements on mutually agreeable terms;

(c) the approval of the Board of Directors of the Company of the Transaction, and the receipt of any requisite stockholder approval or participation in the Transaction;

(d) the approval of the Board of Directors of Buyer of the Transaction;

(e) the receipt of any necessary consents from the Company’s floor plan financing providers and mortgage lenders;

(f) the receipt of any required regulatory approvals, including expiration of the applicable HSR waiting period; and

(g) there being no material adverse change in the business, results of operations, prospects, condition (financial or otherwise) or assets of the Company.

www.brileyfin.com | NASDAQ: RILY	2

Lazydays Holdings, Inc.	March 9, 2022

4. Exclusivity. In consideration of the expenses that Buyer will incur in connection with the proposed Transaction, we would expect that the Company and Buyer to enter into a mutually acceptable exclusivity agreement prior to the execution of the Definitive Agreement.

5. Offer Expiration. This offer will remain in effect until 5:00 pm ET, on March 16, 2022, unless accepted or rejected by the Company, or withdrawn by Buyer prior to that time.

6. No Binding Agreement. This Letter reflects the intention of the Buyer but, for the avoidance of doubt, this Letter shall not give rise to any legally binding or enforceable obligation on the Buyer. No contract or agreement providing for any transaction involving the Company shall be deemed to exist between Buyer and any of its affiliates and the Company unless and until a final definitive agreement has been executed and delivered.

We look forward to your consideration of this Letter and look forward to proceeding with the proposed Transaction.

Very truly yours,

B. Riley Financial, Inc.

By:
Name:	Bryant Riley
Title:	Chairman, Co-CEO

www.brileyfin.com | NASDAQ: RILY	3